UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31978 / February 2, 2016

_____

In the Matter of   :
                                                                                          :
Northern Lights Fund Trust   :
80 Arkay Drive, Suite 110   :
Hauppauge, New York 11788   :
                                                                                          :
Ascendant Advisors, LLC   :
Four Oaks Place, 1330 Post Oak Blvd., Suite 1550   :
Houston, TX 77056   :
                                                                                          :
Northern Lights Distributors, LLC   :
17605 Wright Street   :
Omaha, NE 68130   :
                                                                                          :
 (812-14519)   :

_____:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A), (B), AND (C) OF
THE ACT, UNDER SECTIONS 6(c) AND 17(b) OF THE ACT GRANTING AN
EXEMPTION FROM SECTION 17(a) OF THE ACT

Northern Lights Fund Trust, et. al filed an application on July 23, 2015 and an amendment
to the application on December 9, 2015, requesting an order under section 12(d)(1)(J) of
the Investment Company Act of 1940 (the "Act") granting an exemption from sections
12(d)(1)(A), (B), and (C) of the Act, and under sections 6(c) and 17(b) of the Act granting
an exemption from section 17(a) of the Act. The order would permit certain registered
open-end management investment companies that operate as "funds of funds" to acquire
shares of certain registered open-end management investment companies, registered
closed-end management investment companies, "business development companies" as
defined by section 2(a)(48) of the Act, and registered unit investment trusts that are within
or outside the same group of investment companies as the acquiring investment companies.

On January 4, 2016, a notice of the filing of the application was issued (Investment
Company Act Release No. 31952). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that granting the requested exemption is appropriate in and consistent with the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions are reasonable and fair and do not involve overreaching, and the proposed transactions are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A), (B), and (C) of the Act and under sections 6(c) and 17(b) of the Act from section 17(a) of the Act by Northern Lights Fund Trust (File No. 812-14519) is granted, effective immediately, subject to the conditions contained in the application.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary